SD 2/29/16

SEC

16003354

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SEC Mail Processing Section

FEB 26 2016

Washington DC 416

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 41965 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARBOR FINANCIAL SERVICES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RSA BATTLEHOUSE TOWER, 11 NORTH WATER STREET, STE 21290
(No. and Street)

| MOBILE | AL | 36602 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JILL RECKAMP (678) 679-8639
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY CPAS PC
(Name – *if individual, state last, first, middle name*)

| 316 ALEXANDER STREET, SUITE 4 | MARIETTA | GA | 30006 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, MARC WHITEHEAD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARBOR FINANCIAL SERVICES, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REBEKAH LASHER
Notary Public, Alabama State At Large
My Commission Expires Sep. 4, 2017

[signature]
Notary Public

[signature]
Signature

President, CEO, CCO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HARBOR FINANCIAL SERVICES, LLC
# FINANCIAL STATEMENTS AND SCHEDULES

**December 31, 2015**
**With Report of Independent Registered Public Accounting Firm**

**HARBOR FINANCIAL SERVICES, LLC**
**Financial Statements for the Year Ended December 31, 2015**
**Table of Contents**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Harbor Financial Services, LLC

We have audited the accompanying statement of financial condition of Harbor Financial Services, LLC as of December 31, 2015, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of Harbor Financial Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbor Financial Services, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of Harbor Financial Services, LLC's financial statements. The supplemental information is the responsibility of Harbor Financial Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 26, 2016

316 Alexander Street • Suite 4 • Marietta GA 30060 • 770 499 8558 • FAX 770 425 3683

**HARBOR FINANCIAL SERVICES, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**As of December 31, 2015**

ASSETS

| | | |
|---|---|---|
| Cash | $ | 943,586 |
| Commissions receivable | | 345,637 |
| Receivables from reps | | 98,621 |
| Accounts receivables | | 86,717 |
| Property and equipment, at cost, less accumulated depreciation and amortization of 74,425 | | 4,953 |
| Prepaid expenses and other assets | | 74,338 |
| Total assets | $ | 1,553,852 |

LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Commissions payable | $ | 263,167 |
| Accounts payable and accrued expenses | | 144,179 |
| Total liabilities | | 407,346 |
| Members' equity | | 1,146,506 |
| Total liabilities and members' equity | $ | 1,553,852 |

The accompanying notes are an integral part of these financial statements.

**HARBOR FINANCIAL SERVICES, LLC**
**STATEMENT OF OPERATIONS**
**For the Year Ended December 31, 2015**

| | | |
|---|---|---|
| REVENUES | | |
| Commissions | $ | 8,749,045 |
| Investment advisory fees | | 3,017,233 |
| Representative fees | | 492,865 |
| Other income | | 39,671 |
| Total revenues | | 12,298,814 |
| EXPENSES | | |
| Compensation and benefits | | 9,982,154 |
| Clearing fees | | 326,759 |
| Communications | | 14,941 |
| Professional fees | | 126,324 |
| Occupancy | | 118,154 |
| Regulatory fees | | 89,575 |
| Settlements | | 42,430 |
| Travel and entertainment | | 4,275 |
| Other operating expenses | | 859,663 |
| Total expenses | | 11,564,275 |
| NET INCOME | $ | 734,539 |

The accompanying notes are an integral part of these financial statements.

**HARBOR FINANCIAL SERVICES, LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**For the Year Ended December 31, 2015**

| | |
|---|---|
| Balance, December 31, 2014 | $ 861,967 |
| Member's Distributions | (450,000) |
| Net Income | 734,539 |
| Balance, December 31, 2015 | $ 1,146,506 |

The accompanying notes are an integral part of these financial statements.

**HARBOR FINANCIAL SERVICES, LLC**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2015**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 734,539 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 15,875 |
| Changes in operating assets and liabilities | |
| Commissions receivable | (100,871) |
| Receivable from reps | (73,399) |
| Accounts receivable | (78,831) |
| Prepaid expenses | (45,307) |
| Accounts payable and accrued expenses | 50,210 |
| Commissions payable | 83,824 |
| Unearned revenue | (25,908) |
| Net cash provided by operating activities | 560,132 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | |
| Purchase of fixed assets | (1,649) |
| Net cash used in investing activities | (1,649) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Members' Distributions | (450,000) |
| Net cash used in financing activities | (450,000) |
| NET CHANGE IN CASH | 108,483 |
| CASH: | |
| Beginning of period | 835,103 |
| End of period | $ 943,586 |

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Organization and Description of Business:** Harbor Financial Services, LLC (the "Company"), an Alabama limited liability company organized in December 2004, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and other various exchanges. The Company acts primarily as a broker in municipal securities, government securities, corporate debt and equity securities, equity trading on a fully disclosed basis, options, life insurance and annuities, mutual funds and investment advisory services. The Company's office is located in Mobile, Alabama.

**Basis of Presentation:** The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of Amercia.

**Income Taxes**: The Company is taxed as a partnership. Therefore the income or losses of the Company flow through to the members and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

**Estimates**: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

**Cash and Cash Equivalents**: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents. There were no cash equivalents at December 31, 2015.

The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

**Revenue Recognition**: The Company has commissions on trading. The revenues from trading is recognized as earned, normally on settlement date, which is 2 days after trade date. Investment advisory fees are billed quarterly in advance and amortized over the quarter as earned. Representative fees are expenses that are reimbursed by its registered representatives when incurred.

**HARBOR FINANCIAL SERVICES, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2015**

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

**Receivables from Representatives:** The Company records receivables from representatives at net realizable value. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. At December 31, 2015 the Company did not have an allowance for doubtful accounts as all receivable amounts are deemed to be fully collectible.

**Commissions Receivables:** Represents amount due from its clearing broker, 12b-1 fees, and insurance commissions, all of which is considered collectible.

**Accounts Receivables:** Represents receivable from an insurance claim, registered representatives for rent, and overhead, all of which is considered collectible.

**Compensated Absences:** Employees of the Company are entitled to paid absences based on length of service. It is impractical to estimate the amount of compensation for future absenses, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees and that all accrued compensatory time is non-vested upon termination.

**Property and Equipment:** Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the asset which is estimated to be between three and seven years.

**Subsequent Events:** The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

**Statement of Cash Flows:** For the purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE B - NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $795,454, which was $695,454 more than its required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was .51 to 1.0.

NOTE C - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE D - FURNITURE AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

| December 31, 2015 | |
|---|---|
| Furniture and office equipment | $ 79,378 |
| Accumulated depreciation | (74,425) |
| Property and equipment, net | $ 4,953 |

Depreciation expense for the year ended December 31, 2015 amounted to $15,875.

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2015 are approximately listed as follows:

| | |
|---|---|
| 2016 | $ 86,241 |
| 2017 | 86,241 |
| 2018 | 90,780 |
| | $ 263,262 |

Rent expense for 2015 totaled $118,154 and is included in the occupancy expense line item on the Statement of Operations.

NOTE F - PROFIT SHARING PLAN

The Company has a defined contribution 401(k) plan, open to all employees who have at least one year of service and are age twenty one or older, subject to a minimum threshold of one thousand hours worked per calendar year. The Plan provides for a 100% match on the first 3% of employee compensation contributed, then 50% match on the next 2% of compensation contributed as defined by the Plan document. The Company's matching contribution to the Plan totaled approximately $28,604 in 2015 and is included in compensation and benefits of the statement of operations. Additional amounts may be contributed at the option of the Company. There were no such discretionary contributions made in 2015.

NOTE G - LEGAL CONTINGENCIES

The Company assesses potential liabilities in connection with lawsuits and threatened lawsuits under FASB ASC 450. The filing of a suit or formal assertion of a claim or assessment does not automatically indicate that accrual of a loss is appropriate. An accrual would be inappropriate, by disclosure would be required, if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated. if an unfavorable outcome is assessed as probable, an accrual would be appropriate if the amount of loss can be reasonably estimated, and disclosure would be required.

The Company is currently a party to arbitrations occurring in the normal course of operations. The Company has determined that it is less than reasonably possible that potential liabilities will occur in connection with ongoing cases.

**HARBOR FINANCIAL SERVICES, LLC**

**Supplementary Information**
**Pursuant to rule 17(a)-5 of the**
**Securities Exchange Act of 1934**

**December 31, 2015**

The accompanying schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

**HARBOR FINANCIAL SERVICES, LLC**

**SCHEDULE I**
**COMPUTATION OF NET CAPITAL UNDER**
**RULE 15c3-1 OF THE SECURITIES**
**AND EXCHANGE COMMISSION**
**ACT OF 1934**
**AND AGGREGATE INDEBTEDNESS**

**December 31, 2015**

| | |
|---|---|
| Net Capital | |
| Total member's equity qualified for net capital | $ 1,146,506 |
| Deduction for non-allowable assets: | |
| Accounts receivable - non-allowable | (267,808) |
| Property and equipment | (4,953) |
| Prepaid expenses | (74,338) |
| Net capital before haircuts | $ 799,407 |
| Haircuts | $ (3,953) |
| Net capital | $ 795,454 |
| Minimum net capital required (greater than $100,000 or 6 2/3% of aggregate indebtedness) | $ 100,000 |
| Aggregate Indebtedness: | |
| Liabilities | $ 407,346 |
| Minimum net capital based on aggregate indebtedness | $ 27,156 |
| Ratio of aggregate indebtedness to net capital | .51 to 1.0 |
| Excess net capital | $ 695,454 |

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015.

There was no significant difference between net capital in Part IIA of Form X-17A-5 and net captial above.

**HARBOR FINANCIAL SERVICES, LLC**

**SCHEDULE II**
**COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS**
**UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3**
**December 31, 2015**

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

**SCHEDULE III**
**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS**
**UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3**
**December 31, 2015**

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

goldman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Harbor Financial Services, LLC

We have reviewed management's statements, included in Harbor Financial Services, LLC's Annual Exemption Report, in which (1) Harbor Financial Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Harbor Financial Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Harbor Financial Services, LLC stated that Harbor Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Harbor Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harbor Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 26, 2016

**Harbor Financial Services, LLC**

**Exemption Report**

**Year Ended December 31, 2015**

---

We, as members of management of Harbor Financial Services, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(ii) of such Rule) as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and who promptly transmits all customer funds and securities to the clearing broker.

Marc S. Whitehead
President, CEO, CCO
Harbor Financial Services, LLC

goldman

# INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
Harbor Financial Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Harbor Financial Services, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Harbor Financial Services, LLC's compliance with the applicable instructions of Form SIPC-7. Harbor Financial Services, LLC's management is responsible for Harbor Financial Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 26, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

# General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2189*********************MIXED AADC 220
041965 FINRA DEC
HARBOR FINANCIAL SERVICES LLC
RSA BATTLEHOUSE TOWER
11 N WATER ST STE 21290
MOBILE AL 36602-5021

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______________________

2. A. General Assessment (item 2e from page 2) $ 16,579.92

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 8,715.04 )

______________________
Date Paid

C. Less prior overpayment applied ( ______________________ )

D. Assessment balance due or (overpayment) 7,864.88

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______________________

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,864.88

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,864.88

H. Overpayment carried forward $( ______________________ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______________________

______________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HARBOR FINANCIAL SERVICES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25th day of February, 20 16.

President, CEO, CCO
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 12,298,814 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 5,188,901 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 477,945 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 5,666,846 |
| 2d. SIPC Net Operating Revenues | $ 6,631,968 |
| 2e. General Assessment @ .0025 | $ 16,579.92 |

(to page 1, line 2.A.)

# SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

*If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.*

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

**Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:**
**Bank Name: Citibank, New York**
**Swift: CITIUS33**
**ABA#: 021000089**
**Account Number: 30801482**
**Address: 111 Wall Street, New York, New York 10043 USA**
**On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."**
**Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.**

## From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

## From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

## From SIPC Bylaw Article 6 (Assessments):
## Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

## Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

<u>SIPC Examining Authorities:</u>

| | | | |
|---|---|---|---|
| ASE | American Stock Exchange, LLC | FINRA | Financial Industry Regulatory Authority |
| CBOE | Chicago Board Options Exchange, Incorporated | NYSE, Arca, Inc. | |
| CHX | Chicago Stock Exchange, Incorporated | NASDAQ OMX PHLX | |